                                                       Page 1 of 19 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934



                         DAVIS WATER & WASTE INDUSTRIES, INC.
          -----------------------------------------------------------------
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
          -----------------------------------------------------------------
                            (Title of Class of Securities)

                                     239133 10 1
                                    -------------
                                    (CUSIP Number)

          Damian C. Georgino, Vice President, General Counsel and Secretary
                           United States Filter Corporation
             40-004 Cook Street, Palm Desert, CA 92211    (619) 340-0098
          -----------------------------------------------------------------
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                   June 10, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [X].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 2 of 19 Pages
          -----------------------------------------------------------------

          1.  NAME OF REPORTING PERSON    UNITED STATES FILTER CORPORATION
                                          ---------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON  33-0266015
                                                                 ----------

          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [ ]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     OO (see Item 3)
                                  ---------------

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
                                                       -------------

               NUMBER OF      7.  SOLE VOTING POWER                      0
               SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER          743,895.611
               OWNED BY
               EACH           9.  SOLE DISPOSITIVE POWER                 0
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER     743,895.611


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                               743,895.611

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      22.8

          14.  TYPE OF REPORTING PERSON     CO
                                            --

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 3 of 19 Pages
          -----------------------------------------------------------------

          This Schedule 13D is being filed in connection with the Agreement and Plan of Merger, dated as of June 10, 1996 (the "Merger Agreement"), among United States Filter Corporation, a Delaware corporation ("USF"), USF/DWW Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of USF ("Sub"), and Davis Water & Waste Industries, Inc., a Georgia corporation (the "Company"), which provides, among other things, that upon the terms and subject to the conditions thereof Sub will be merged with and into the Company and the Company will become a wholly owned subsidiary of USF (the "Merger"). In connection with the execution of the Merger Agreement, each of Jasper C. Davis III, Marthalene M. Davis, R. R. Davis, Ann R. Davis, H. Forbes Davis, Nan Davis and R. Doyle White (each, a "Shareholder"), who own in the aggregate 743,895.611 shares of Company Common Stock, has entered into a Shareholder Agreement dated as of June 10, 1996 with USF (together, the "Shareholder Agreements"), pursuant to which each has individually agreed to vote his or her shares of Company Common Stock for the approval and adoption of the Merger Agreement and in favor of the Merger and to grant to USF, upon USF's request, his or her irrevocable proxy to vote such shares.

          COPIES OF THE MERGER AGREEMENT AND OF THE FORM OF SHAREHOLDER AGREEMENT ARE FILED OR INCORPORATED BY REFERENCE AS EXHIBITS 1 AND 2 HERETO, RESPECTIVELY, AND ARE INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTIONS OF SUCH AGREEMENTS IN THIS SCHEDULE 13D ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH EXHIBITS.

          ITEM 1.   SECURITY AND ISSUER

          The title of the class of equity security to which this Schedule 13D relates is Common Stock, par value $.01 per share ("Company Common Stock"), and the name of the issuer of such securities is Davis Water & Waste Industries, Inc. The principal executive offices of the Company are located at 1820 Metcalf Avenue, Thomasville, Georgia 31792. As used herein, "Company Common Stock" includes the related Rights issued pursuant to the Rights Agreement dated as of December 31, 1992 between the Company and Wachovia Bank of North Carolina, N.A., as Rights Agent.

          ITEM 2.   IDENTITY AND BACKGROUND

          This Schedule 13D is being filed by United States Filter Corporation, a Delaware corporation. The principal executive offices of USF are located at 40-004 Cook Street, Palm Desert, California 92211. USF is a leading global provider of industrial and commercial water and wastewater treatment systems and services.

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 4 of 19 Pages
          -----------------------------------------------------------------

          Annex I attached hereto and incorporated herein by reference sets forth the following information with respect to each director and executive officer of USF: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All of the directors and executive officers of USF are United States citizens.

          During the last five years, neither USF nor, to the knowledge of USF, any of the persons named in Annex I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          During the last five years, neither USF nor, to the knowledge of USF, any of the persons named in Annex I has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to each Shareholder Agreement, the consideration given by USF in connection with the execution and performance thereof was its agreement to enter into the Merger Agreement and to incur the obligations set forth therein.

          ITEM 4.   PURPOSE OF TRANSACTION

          Pursuant to the Merger Agreement, at the "Effective Time" (as defined in the Merger Agreement), Sub will merge with and into the Company and the Company will become a wholly owned subsidiary of USF. By virtue of the Merger, each issued and outstanding share of Company Common Stock (other than shares issued and held in the treasury of the Company) will be converted into and will become .933 of a share of Common Stock, par value $.01 per share, of USF ("USF Common Stock"). Such exchange ratio is subject to adjustment in the event the average closing price of USF Common Stock during the 20 consecutive trading day period beginning on the 25th trading day prior to the special meeting of Company shareholders to be held to consider and vote upon the Merger Agreement (the "Average Market Price"), is less than $28.00 per share or more than $34.00 per share, in which event the exchange ratio will be equal to $26.12 divided by the Average Market Price or $31.72 divided by the Average Market Price, as the case may be.

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 5 of 19 Pages
          -----------------------------------------------------------------

          Upon consummation of the Merger, the Company Common Stock will be removed from listing on the New York Stock Exchange and withdrawn from registration under the Securities Exchange Act of 1934. Among the conditions to the obligation of each party to the Merger Agreement to effect the Merger is the approval of the shares of USF Common Stock to be issued in the Merger for listing on the New York Stock Exchange upon official notice of issuance. Consummation of the Merger is conditioned upon approval by the shareholders of the Company, as well as other conditions set forth in the Merger Agreement.

          In connection with the Merger Agreement, each of Jasper C. Davis, III, Marthalene M. Davis, R. R. Davis, Ann R. Davis, H. Forbes Davis, Nan Davis and R. Doyle White has entered into a Shareholder Agreement with USF pursuant to which such Shareholder has individually agreed that, until the earlier of the Effective Time or the date on which the Merger Agreement is terminated in accordance with its terms (the earlier of such dates being referred to herein as the "Expiration Date"), he or she will vote, or take action by written consent with respect to, all of his or her shares of Company Common Stock for the adoption and approval of the Merger Agreement and in favor of the Merger and any other transaction contemplated by the Merger Agreement as the Merger Agreement may be modified or amended from time to time, and against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Merger, including, without limitation, any Acquisition Transaction (as defined in the Merger Agreement) other than the Merger. At the request of USF, the Shareholder is also required to execute promptly, in accordance with the provisions of the Georgia Business Corporation Code, and deliver to USF an irrevocable proxy and irrevocably appoint USF or its designees his or her attorney and proxy to vote or give consent with respect to all of his or her shares of Company Common Stock for the purposes set forth above. Any such proxy will terminate on the Expiration Date. Each Shareholder has also agreed, among other things, that he or she will not sell or otherwise dispose of any of such shares until the Expiration Date. Each Shareholder Agreement also provides that none of its provisions shall affect in any way the performance of a Shareholder's duties, including fiduciary duties, as a director of the Company.

          Except as set forth above or as provided in the Merger Agreement or the Shareholder Agreements, neither USF nor any of the persons listed in Item 2 hereof has any plans or proposals which relate to or would result in any of the matters described in Paragraphs
          (a) through (j), inclusive, of Item 4 of Schedule 13D.

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 6 of 19 Pages
          -----------------------------------------------------------------

          ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          By virtue of the Shareholder Agreements, pursuant to which the Shareholders have agreed with USF that they will vote, or grant to USF, at USF's request, a proxy with respect to, the 743,895.611 shares of Company Common Stock owned by them in the aggregate, USF may be deemed to have shared power to vote such shares. By virtue of the Shareholder Agreements, pursuant to which the Shareholders have agreed with USF that they will not dispose of such shares, USF may be deemed to have shared power to dispose of such shares. Such shares represent approximately 22.8% of the shares of Company Common Stock outstanding on April 30, 1996.

          Neither USF nor any of the persons listed in Item 2 hereof has effected any transactions relating to Company Common Stock within the past 60 days. Except as has been reported in filings made by any of the Shareholders under Section 13(d) or 13(g) of the Securities Exchange Act of 1934, no person other than the Shareholders is known to have the right to receive or the power to direct the dividends from, or the proceeds from the sale of, the shares described in the preceding paragraph.

          ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Other than as set forth in the Merger Agreement and the Shareholder Agreements with respect to the voting and disposition of shares of Company Common Stock, neither USF nor any of the persons named in Item 2 hereof has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          EXHIBIT NO.      DESCRIPTION AND METHOD OF FILING

          1. Agreement and Plan of Merger, dated as of June 10, 1996, among United States Filter Corporation, USF/DWW Acquisition Corporation and Davis Water & Waste Industries, Inc. (Incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of United States Filter Corporation dated June 10, 1996.)

          2. Form of Shareholder Agreement, dated as of June 10, 1996, by and between United States Filter Corporation and each of the Shareholders (Filed herewith.)

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 7 of 19 Pages
          -----------------------------------------------------------------

               NOTE: In accordance with Rule 12b-31 under the Securities Exchange Act of 1934, copies of the individual Shareholder Agreements dated as of June 10, 1996 between United States Filter Corporation and each of Jasper C. Davis, III, Marthalene M. Davis, R. R. Davis, Ann R. Davis, H. Forbes Davis, Nan Davis and
          R. Doyle White are not filed herewith. The following schedule sets forth the material details (consisting only of the name of the Shareholder and the number of shares of Company Common Stock listed on the signature page thereof) in which such documents differ from Exhibit 2 filed herewith:

                                                       NUMBER OF SHARES OF
                    NAME OF SHAREHOLDER                COMPANY COMMON STOCK

                    Jasper C. Davis, III               469,621
                    Marthalene M. Davis                78,795
                    R. R. Davis                        35,703
                    Ann R. Davis                       29,297
                    H. Forbes Davis                    73,467
                    Nan Davis                          19,939
                    R. Doyle White                     37,073.611

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 8 of 19 Pages
          -----------------------------------------------------------------

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        UNITED STATES FILTER CORPORATION



                                        By: /s/ Damian C. Georgino
                                           --------------------------------
                                           Damian C. Georgino
                                           Vice President, General Counsel
                                             and Secretary



          Date: June 20, 1996

                                     Schedule 13D
          CUSIP No. 239133 10 1                          Page 9 of 19 Pages
          -----------------------------------------------------------------

                                       ANNEX I

                         DIRECTORS AND EXECUTIVE OFFICERS OF
                           UNITED STATES FILTER CORPORATION


          NAME; PRESENT PRINCIPAL       ADDRESS AND PRINCIPAL BUSINESS OF
          OCCUPATION                    ORGANIZATION IN WHICH EMPLOYED

          Richard J. Heckmann           United States Filter Corporation
          Chairman of the Board of      40-004 Cook Street
           Directors, Chief Executive   Palm Desert, CA  92211
           Officer and President        Provider of water and wastewater
                                        treatment systems and services

          Michael J. Reardon            United States Filter Corporation
          Director and Executive        40-004 Cook Street
           Vice President               Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Nicholas C. Memmo             United States Filter Corporation
          Executive Vice President -    40-004 Cook Street
           Process Water Group          Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Thierry Reyners               United States Filter Corporation
          Executive Vice President -    40-004 Cook Street
           European Group               Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Andrew D. Seidel              United States Filter Corporation
          Senior Vice President -       40-004 Cook Street
           Wastewater Group             Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Kevin L. Spence               United States Filter Corporation
          Vice President and Chief      40-004 Cook Street
           Financial Officer            Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 10 of 19 Pages
          -----------------------------------------------------------------

          Tim L. Traff                  United States Filter Corporation
          Director and Senior Vice      40-004 Cook Street
           President                    Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Damian C. Georgino            United States Filter Corporation
          Vice President, General       40-004 Cook Street
           Counsel and Secretary        Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          John S. Swartley              United States Filter Corporation
          Senior Vice President -       40-004 Cook Street
           Corporate Development        Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          James W. Dierker              United States Filter Corporation
          Vice President, Controller    40-004 Cook Street
           and Treasurer                Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Michael E. Hulme, Jr.         United States Filter Corporation
          Assistant General Counsel     40-004 Cook Street
           and Assistant Secretary      Palm Desert, CA  92211
                                        Provider of water and wastewater
                                        treatment systems and services

          Robert S. Hillas              E. M. Warburg, Pincus & Co., Inc.
          Managing Director             466 Lexington Avenue
                                        New York, NY 10017-3147
                                        Private investment firm

          John L. Diederich             Aluminum Company of America
          Executive Vice President-     1501 Alcoa Building
           Chairman's Counsel           Pittsburgh, PA  15219
                                        Producer of aluminum and alumina

          C. Howard Wilkins, Jr.        Maverick Restaurant Corp.
          Chairman of the Board         302 N. Rock Road
                                        Suite 200
                                        Wichita, KS 67206
                                        Owns and operates restaurants
                                        under franchise agreements

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 11 of 19 Pages
          -----------------------------------------------------------------

          J. Danforth Quayle            10550 Hussey Lane
          Author and Chairman           Carmel, IN  46032
           of Campaign America

          Arthur B. Laffer              A.B. Laffer, V.A. Canto
          Chairman and Chief Executive   & Associates
           Officer                      5405 Morehouse Drive
                                        Suite 340
                                        San Diego, CA 92121
                                        Economic research and financial
                                        firm

          Alfred E. Osborne, Jr.        John E. Anderson Graduate School of
          Director of the Harold         Management at UCLA
           Price Center for             110 Westwood Plaza
           Entrepreneurial Studies      Box 951481
           and Associate Professor      Los Angeles, CA 90095-1481
                                        Graduate School

          James E. Clark                24-412 Park Grenada
          Consultant and Private        Calabasas, CA  91302
           Investor

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 12 of 19 Pages
          -----------------------------------------------------------------


                                    EXHIBIT INDEX

          Exhibit
          No.       Description                                        Page

          1.        Agreement and Plan of Merger, dated as of           __
                    June 10, 1996, among United States Filter
                    Corporation, USF/DWW Acquisition Corporation and Davis Water & Waste Industries, Inc.
                    (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K of United States
                    Filter Corporation dated June 10, 1996)

          2.        Form of Shareholder Agreement, dated as of
                    June 10, 1996, by and between United States
                    Filter Corporation and the Shareholders              13

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 13 of 19 Pages
          -----------------------------------------------------------------

                                      EXHIBIT 2

                                 SHAREHOLDER AGREEMENT


                    THIS SHAREHOLDER AGREEMENT, dated as of June __, 1996, by and between UNITED STATES FILTER CORPORATION, a Delaware corporation ("USF"), and the shareholder listed on the signature page hereof (the "Shareholder");

                                     WITNESSETH:

                    WHEREAS, the Shareholder, as of the date hereof, is the owner of the number of shares of Common Stock, par value $.01 per share (the "Common Stock"), of DAVIS WATER & WASTE INDUSTRIES, INC., a Georgia corporation (the "Company"), set forth below the name of the Shareholder on the signature page hereof (the "Shares");

                    WHEREAS, in reliance upon the execution and delivery of this Agreement, USF and a wholly owned subsidiary of USF ("Sub") will enter into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), with the Company which provides, among other things, that upon the terms and subject to the conditions thereof, Sub will be merged with and into the Company, and the Company will become a wholly owned subsidiary of USF (the "Merger"); and

                    WHEREAS, to induce USF to enter into the Merger Agreement and to incur the obligations set forth therein, the Shareholder is entering into this Agreement pursuant to which the Shareholder agrees to vote in favor of the Merger and certain other matters as set forth herein, and to make certain agreements with respect to the Shares upon the terms and conditions set forth herein.

                    NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements set forth herein and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties hereto agree as follows:

                    1. Voting of Shares; Proxy. (a) The Shareholder agrees that until the earlier of the Effective Time (as defined in the Merger Agreement) and the date on which the Merger Agreement is terminated in accordance with Article VII thereof (the earliest thereof being hereinafter referred to as the "Expiration Date"), the Shareholder shall vote all Shares owned by the Shareholder at any meeting of the Company's shareholders

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 14 of 19 Pages
          -----------------------------------------------------------------

          (whether annual or special and whether or not an adjourned meeting), or, if applicable, take action by written consent (i) for adoption and approval of the Merger Agreement and in favor of the Merger and any other transaction contemplated by the Merger Agreement as such merger Agreement may be modified or amended from time to time and (ii) against any action, omission or agreement which would or could impede or interfere with, or have the effect of discouraging, the Merger, including, without limitation, any Acquisition Transaction (as defined in the Merger Agreement) other than the Merger. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto as shall ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent.

                        (b) At the request of USF, the Shareholder, in furtherance of the transactions contemplated hereby and by the Merger Agreement, and in order to secure the performance by the Shareholder of his duties under this Agreement, shall promptly execute, in accordance with the provisions of Section 722 of the Georgia Business Corporation Code, and deliver to USF, an irrevocable proxy, substantially in the form of Annex A hereto, and irrevocably appoint USF or its designees, with full power of substitution, his attorney and proxy to vote, or, if applicable, to give consent with respect to, all of the Shares owned by the Shareholder in respect of any of the matters set forth in, and in accordance with the provisions of, clauses (i) and (ii) above of
          Section 1(a). The Shareholder acknowledges that the proxy executed and delivered by him shall be coupled with an interest, shall constitute, among other things, an inducement for USF to enter into the Merger Agreement, shall be irrevocable and shall not be terminated by operation of law upon the occurrence of any event, including, without limitation, the death or incapacity of the Shareholder. Notwithstanding any provision contained in such proxy, such proxy shall terminate upon the Expiration Date.

                    2. Covenants of the Shareholder. The Shareholder covenants and agrees for the benefit of USF that, until the Expiration Date, he will:

                        (a) not sell, transfer, pledge, hypothecate, encumber, assign, tender or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, hypothecation, encumbrance, assignment, tender or other disposition of, any of the Shares owned by him or any interest therein;

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 15 of 19 Pages
          -----------------------------------------------------------------

                        (b) other than as expressly contemplated by this Agreement, not grant any powers of attorney or proxies or consents in respect of any of the Shares owned by him, deposit any of the Shares owned by him into a voting trust, enter into a voting agreement with respect to any of the Shares owned by him or otherwise restrict the ability of the holder of any of the Shares owned by him freely to exercise all voting rights with respect thereto;

                        (c) not, and he shall direct and use his best efforts to cause his agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any Acquisition Proposal or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Shareholder shall immediately cease and cause to be terminated any existing activities, including discussions or negotiations with any parties, conducted heretofore with respect to any of the foregoing and will take the necessary steps to inform his agents and representatives of the obligations undertaken in this Section 2(c). The Shareholder shall notify USF immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, him;

                        (d) not take any action whatsoever that, based on advice from USF's or the Company's independent auditors, would or could prevent the Merger from qualifying for "pooling of interests" accounting treatment; and

                        (e) use his best efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by this Agreement and the Merger Agreement, including, without limitation, to enter into an affiliate's letter agreement substantially in the form of Appendix B to the Merger Agreement.

                    3. Covenants of USF. USF covenants and agrees for the benefit of the Shareholder that (a) immediately upon execution of this Agreement, USF shall enter into the Merger Agreement, and
          (b) until the Expiration Date, it shall use all reasonable efforts to take, or cause to be taken, all action, and do, or cause to be done, all things necessary or advisable in order to consummate and make effective the transactions contemplated by

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 16 of 19 Pages
          -----------------------------------------------------------------

          this Agreement and the Merger Agreement, consistent with the terms and conditions of each such agreement; provided, however, that nothing in this Section 3 or any other provision of this Agreement is intended, nor shall it be construed, to limit or in any way restrict USF's right or ability to exercise any of its rights under the Merger Agreement.

                    4. Representations and Warranties of the Shareholder. The Shareholder represents and warrants to USF that:

                        (a) the execution, delivery and performance by the Shareholder of this Agreement will not conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any contract, commitment or other obligation (written or oral) to which the Shareholder is bound;

                        (b) this Agreement has been duly executed and delivered by the Shareholder and constitutes a legal, valid and binding obligation of the Shareholder, enforceable against the Shareholder in accordance with its terms;

                        (c) the Shareholder is the sole owner of the Shares and the Shares represent all shares of Common Stock owned by the Shareholder at the date hereof, and the Shareholder does not have any right to acquire, nor is he the "beneficial owner" (as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of, any other shares of any class of capital stock of the Company or any securities convertible into or exchangeable or exercisable for any shares of any class of capital stock of the Company (other than shares subject to options granted by the Company);

                        (d) the Shareholder has full right, power and authority to execute and deliver this Agreement and to perform his obligations hereunder, subject only to any interest which the spouse of the Shareholder may have in the Shares owned by the Shareholder, such spouse having executed a Shareholder Agreement in his or her own right; and

                        (e) the Shareholder owns the Shares free and clear of all liens, claims, pledges, charges, proxies, restrictions, encumbrances, voting trusts and voting agreements of any nature whatsoever other than as provided by this Agreement. The representations and warranties contained herein shall be made as of the date hereof and as of each day from the date hereof through and including the Effective Time (as defined in the Merger Agreement).

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 17 of 19 Pages
          -----------------------------------------------------------------

                    5.  Adjustments; Additional Shares.  In the event
          (a) of any stock dividend, stock split, merger (other than the Merger), recapitalization, reclassification, combination, exchange of shares or the like of the capital stock of the Company on, of or affecting the Shares or (b) that the Shareholder shall become the beneficial owner of any additional shares of Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, then the terms of this Agreement shall apply to the shares of capital stock or other instruments or documents held by the Shareholder immediately following the effectiveness of the events described in clause (a) or the Shareholder becoming the beneficial owner thereof as described in clause (b), as though, in either case, they were Shares hereunder.

                    6. Legend. Concurrently with the execution of this Agreement, the Shareholder is surrendering to the Company the certificates representing the Shares, and is hereby requesting that the following legend be placed on the certificates representing such Shares and shall request that such legend remain thereon until the Expiration Date:

                    "The shares of capital stock represented by this certificate are subject to a Shareholder Agreement, dated as of June __, 1996, between ___________________________ and United States
                    Filter Corporation, which, among other
                    things, restricts the sale or transfer of such shares except in accordance therewith and contains certain voting restrictions to which such shares are subject."

          In the event that the Shareholder shall become the beneficial owner of any additional shares of Common Stock or other securities entitling the holder thereof to vote or give consent with respect to the matters set forth in Section 1, the Shareholder shall, upon acquiring such beneficial ownership, surrender to the Company the certificates representing such shares or securities and request that the foregoing legend be placed on such certificates and remain thereon until the Expiration Date. In the event that USF requests that an irrevocable proxy be executed and delivered by the Shareholder to it pursuant to Section 1, the Shareholder shall promptly surrender to the Company the certificates representing the Shares covered by such proxy and cause the foregoing legend to be revised to replace at the end of such legend the words "and contains certain voting restrictions to which such shares are subject" with the following:

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 18 of 19 Pages
          -----------------------------------------------------------------

                    ", and such shares are also subject to an irrevocable proxy provided under Section 722 of the Georgia Business Corporation Code"

          The Shareholder shall provide USF with satisfactory evidence of his compliance with this Section 6 on or prior to the date five business days after the execution hereof or of the request relating to the Shareholder's proxy, as the case may be.

                    7. Director's Fiduciary Duties. Notwithstanding anything to the contrary contained herein, no provision hereof shall affect in any way the performance of the Shareholder's duties, including fiduciary duties, as a director of the Company.

                    8. Specific Performance. The Shareholder acknowledges that the agreements contained in this Agreement are an integral part of the transactions contemplated by the Merger Agreement, and that, without these agreements, USF would not enter into the Merger Agreement, and acknowledges that damages would be an inadequate remedy for any breach by him of the provisions of this Agreement. Accordingly, the Shareholder and USF each agree that the obligations of the parties hereunder shall be specifically enforceable and neither party shall take any action to impede the other from seeking to enforce such right of specific performance.

                    9. Notices. All notices, requests, claims, demands and other communications hereunder shall be effective upon receipt (or refusal of receipt), shall be in writing and shall be delivered in person, by telecopy or telefacsimile, by telegram, by next-day courier service, or by mail (registered or certified mail, postage prepaid, return receipt requested) to the Shareholder at the address listed on the signature page hereof, and to USF at 40-004 Cook Street, Palm Desert, California 92211,
          Attention: Damian C. Georgino, Vice President, General Counsel and Secretary, telecopy number (619) 341-9368, or to such other address or telecopy number as any party may have furnished to the other in writing in accordance herewith.

                   10. Binding Effect; Survival. Upon execution and delivery of this Agreement by USF, this Agreement shall become effective as to the Shareholder at the time the shareholder executes and delivers this Agreement. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, personal representatives, successors and assigns.

                   11. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Georgia

                                     Schedule 13D
          CUSIP No. 239133 10 1                         Page 19 of 19 Pages
          -----------------------------------------------------------------

          applicable to agreements made and to be performed entirely within such State.

                   12. Counterparts. This Agreement may be executed in two counterparts, both of which shall be an original and both of which together shall constitute one and the same agreement.

                   13. Effect of Headings. The section headings herein are for convenience of reference only and shall not affect the construction hereof.

                   14. Additional Agreements; Further Assurance. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement. The Shareholder will provide USF with all documents which may reasonably be requested by USF and will take reasonable steps to enable USF to obtain all rights and benefits provided it hereunder.

                   15. Amendment; Waiver. No amendment or waiver of any provision of this Agreement or consent to departure therefrom shall be effective unless in writing and signed by USF and the Shareholder, in the case of an amendment, or by the party which is the beneficiary of any such provision, in the case of a waiver or a consent to depart therefrom.

                    IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto all as of the day and year first above written.

                                        UNITED STATES FILTER CORPORATION

                                        By:________________________________
                                           Name:
                                           Title:
          SHAREHOLDER

          Name:_______________________

          Address:

          ____________________________

          ____________________________

          Number of Shares:  _______________________